UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 10, 2023, MorphoSys AG (the “Company”) issued a press release attached hereto as Exhibit 99.1. On December 11, 2023, MorphoSys AG, held an investor call including a presentation attached hereto as Exhibit 99.2.

Exhibits

99.1    MorphoSys’ Pelabresib Improves All Four Hallmarks of Myelofibrosis in Phase 3 MANIFEST-2 Study
99.2    ASH 2023 Investor Event with MorphoSys Management and Medical Experts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: December 11, 2023    By:    /s/ i.A Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Dr. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations